UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Can B Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

13470W103

(CUSIP Number)

December 10, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13470W103	13G	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 606,153 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 606,153 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,153 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of convertible notes and/or exercise of warrants. The convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 13470W103	13G	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 606,153 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 606,153 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,153 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of convertible notes and/or exercise of warrants. The convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 13470W103	13G	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Partners (Onshore) GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 606,153 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 606,153 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,153 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of convertible notes and/or exercise of warrants. The convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 13470W103	13G	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Special Opportunities Fund (Onshore) GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 606,153 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 606,153 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,153 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of convertible notes and/or exercise of warrants. The convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 13470W103	13G	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Investors, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 606,153 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 606,153 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,153 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of convertible notes and/or exercise of warrants. The convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 13470W103	13G	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arena Investors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 606,153 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 606,153 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,153 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, includes shares of Common Stock that are issuable upon conversion of convertible notes and/or exercise of warrants. The convertible notes and warrants are each subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers as more fully described herein.

CUSIP No. 13470W103	13G	Page 8 of 12 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Can B Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 960 South Broadway, Suite 120, Hicksville, NY 11801.

Item 2(a). Names of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Person,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Issuer:

Arena Funds

(i) Arena Special Opportunities Partners I, LP (the “Partners Fund”).

(ii) Arena Special Opportunities Fund, LP (the “Opportunities Fund” and collectively with the Partners Fund, the “Arena Funds”).

Investment Manager

(iii) Arena Investors, LP (the “Investment Manager”), who serves as investment manager for the Arena Funds.

Reporting Entities

(iv) Arena Special Opportunities Partners (Onshore) GP, LLC, who serves as the general partner for the Partners Fund (the (“Partners Fund General Partner”);

(v) Arena Investors GP, LLC, who serves as the general partner for the Investment Manager (the (“Manager General Partner”); and

(vi) Arena Special Opportunities Fund (Onshore) GP, LLC, who serves as the general partner for the Opportunities Fund (the “General Partner” and together with the Partners Fund General Partner and the Manager General Partner, the “Reporting Entities”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 405 Lexington Avenue, 59th Floor, New York, New York 10174.

 Item 2(c). Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d). Title of Class of Securities:

common stock, no par value per share (the “Common Stock”)

Item 2(e). CUSIP Number:

13470W103

CUSIP No. 13470W103	13G	Page 9 of 12 Pages

Item 3.  If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

On December 10, 2020, the Issuer consummated a private placement (the “Private Placement”) with the Arena Funds pursuant to which the Arena Funds purchased an aggregate principal amount of $2,777,778 original issue discount senior secured convertible notes for an aggregate purchase price of $2,500,000 (the “Notes”). The Notes will be convertible at the option of the holder at any time into shares of Common Stock at an initial conversion price equal to $0.39, subject to adjustment.  In connection with the Purchase Agreement, the Arena Funds also received 409,417 shares of Common Stock and a warrant to purchase up to 3,557,605 shares of common stock at an exercise price of $0.45 per share, subject to adjustment (“Warrants”). Pursuant to the terms of the Notes and Warrants, the Arena Funds cannot convert the Notes and/or exercise the Warrants to the extent the Arena Funds, together with its affiliates and other attribution parties, would beneficially own, after any such conversion and/or exercise, more than 9.99% of the outstanding shares of Common Stock (the “Blockers”).

As of close of business on December 23, 2020, each of the Reporting Persons may have been deemed to have beneficial ownership of 606,153 shares of Common Stock which consists of (i) 409,417 shares of Common Stock held by the Arena Funds, (ii) 196,736 shares of Common Stock issuable upon partial conversion of the Notes. All such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 5,458,888 shares of Common Stock issued and outstanding as of December 3, 2020, as represented by the Issuer in the Private Placement, plus (2) 409,417 shares of Common Stock issued at the closing of the transaction contemplated by the Private Placement, and (3) 196,736 shares of Common Stock issuable upon partial conversion of the Notes held by the Arena Funds. The foregoing excludes (a) 6,918,474 shares of Common Stock issuable upon conversion the Notes held by the Arena Funds because of the Blockers and (b) 3,557,605 shares of Common Stock issuable upon exercise of the Warrants held by the Arena Funds because of the Blockers.

The Investment Manager, is the investment manager of the Arena Funds. The Manager General Partner, is the general partner of the Investment Manager. The General Partner is the general partner of the Opportunities Fund. The Partners Fund General Partner is the general partner of the Partners Fund. As a result of the foregoing, the Investment Manager and the Reporting Entities may be deemed to be beneficial owners of securities of the Issuer directly held by the Arena Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Pursuant to Rule 13d-4 of the Act, each of the Investment Manager and the Reporting Entities disclaim beneficial ownership of the shares of Common Stock of the Issuer held directly by Arena Funds.

CUSIP No. 13470W103	13G	Page 10 of 12 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 13470W103	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2020

ARENA SPECIAL OPPORTUNITIES PARTNERS I, LP
By: Arena Special Opportunities Partners (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND LP
By: Arena Special Opportunities Fund (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA INVESTORS LP
By: Arena Investors GP, LLC, its General Partner

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA INVESTORS GP, LLC

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

CUSIP No. 13470W103	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: December 29, 2020

ARENA SPECIAL OPPORTUNITIES PARTNERS I, LP
By: Arena Special Opportunities Partners (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND LP
By: Arena Special Opportunities Fund (Onshore) GP, LLC, its General Partner

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA INVESTORS LP
By: Arena Investors GP, LLC, its General Partner

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA SPECIAL OPPORTUNITIES PARTNERS (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA SPECIAL OPPORTUNITIES FUND (ONSHORE) GP, LLC

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory

ARENA INVESTORS GP, LLC

/s/ Lawrence Cutler
Name:	Lawrence Cutler
Title:	Authorized Signatory